August 1, 2023

Aamira Chaudhry

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	EPWK Holdings Ltd.
Amendment No. 2 to Registration Statement on Form F-1 Filed June 29, 2023
File No. 333-269657

Dear Ms. Chaudhry,

EPWK Holdings Ltd. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 17, 2023, relating to the above referenced Registration Statement on Form S-1 (“Registration Statement”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 3”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment No. 3. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 3.

Amendment No. 2 to Registration Statement on Form F-1 Filed June 29, 2023

Trusted Platform for Buyers and Sellers, page 3

1.	We note your amended disclosure in response to comment 2. Please revise your disclosure to include:

●	a description of fees and related pricing for Wukong SDK; and
●	a description of the payment terms and rates as disclosed in Article 5 of the Xiamen International Bank Co., Ltd. Service Agreement.

Response: We note the Staff’s comment and have added the requested disclosure on page 3 of the Amendment No. 3.

Related Party Transactions, page 141

2.	We note your response to comment 8 and we reissue it. We note your disclosure here is as of June 30, 2022 and December 31, 2022. Please revise this disclosure to reflect information that is up to the date of the prospectus. Refer to Item 4.a. of Form F-1 and Item 7.B. of Form 20-F.

Response: We note the Staff’s comment and respectfully state that Regulation S-X 4-08(k)(1) requires that “Amounts of related party transactions should be stated on the face of the balance sheet, statement of comprehensive income, or statement of cash flows”. ASC 850 provides that related party disclosures shall include “A description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements.” We believe our current disclosures of the related party transactions as of June 30, 2022 and December 31, 2022 are consistent with the amounts of related party transactions stated on the face of the balance sheet, statement of comprehensive income, or statement of cash flows, as well as the periods for which income statements are presented. We will update the disclosures of the related party transactions simultaneously with any updates of our financial statements.

Interim Period Financial Statements

Report of Independent Registered Public Accounting Firm

Basis for Review Results, page F-2

3.	The wording herein is in the context of an audit. Please revise to be in the context of a review. Refer to AS 4105.

Response: We note the Staff’s comment and have added the requested disclosure on page F-2 of the Amendment No. 3.

Annual Financial Statements

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-50

4.	We note the new risk factor on page 30 in which you state that you provide one-year free technical after-sales maintenance service. Please explain to us and disclose how the transaction price is allocated to this performance obligation and when and how it is recognized as revenue. Refer to the section on allocating the transaction price to performance obligations within ASC 610-10 beginning in 606-10-32-28.

Response: We note the Staff’s comment and have updated on page 30 of the Amendment No. 3. In the Company’s case, the one-year free technical after-sales maintenance service is provided to ensure that the Company’s products meet the agreed-upon specifications and to address any technical issues that may arise during the warranty period. This service is not an additional service that the customer has the option to purchase separately. A warranty that provides a customer with assurance that the delivered product is as specified in the contract is not a separate performance obligation. This service should be considered a warranty rather than a separate service contract, and therefore, it is not a separate performance obligation. As a result, we do not allocate a portion of the transaction price to the one-year free technical after-sales maintenance service as a separate performance obligation. Instead, we recognize the entire transaction price as revenue when control of the product is transferred to the customer. It is important to note that the one-year warranty has not historically resulted in significant expenses for the company; as a matter of fact, the associated warranty expenses have been consistently immaterial since the start of our software development operations. As a result, we find it appropriate not to accrue a reserve for product warranty claims.

Exhibit Index

Exhibit 23.1, page II-4

5.	Please provide a consent from your independent accounting firm for the use of its audit report that refers to the proper filing, for example, the appropriate amendment number, and refers to each date associated with the report, for example, "Note 2(y), as to which the date is June 22, 2023." Additionally, provide an acknowledgement letter from your independent accounting firm for the use of its review report.

Response: We note the Staff’s comment and have added a consent from our independent accounting firm for the use of its audit report that refers to the proper filing and also provided the acknowledgement letter from the auditor for the use of its review report.

Exhibit Index

Exhibit 5.1, page II-4

6.	We note the amended opinion filed as Exhibit 5.1 in response to comment 12 and we reissue it in part. The opinion regarding the warrants must be rendered under the law of the jurisdiction governing the warrants which, in this case, is New York, however Exhibit 5.1 is limited to the laws of the Cayman Islands; please revise. Refer to Staff Legal Bulletin No. 19 for additional information.

Response: We note the Staff’s comment and will file opinion of VCL Law LLP regarding the enforceability of the warrants as Exhibit 5.2 once the offering terms are determined.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Guohua Huang
Guohua Huang
EPWK Holdings Ltd., Chief Executive Officer

cc: Fang Liu Esq., VCL Law LLP